SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 7)*

Kodiak Sciences Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

50015M109

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

September 29, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 50015M109	Page 2 of 11 Pages

1.		NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 14,717,292 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 14,717,292 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,717,292 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5% (1)(2)
14.		TYPE OF REPORTING PERSON* IA, PN

(1) Includes 35,988 shares of common stock (“Common Stock”) of Kodiak Sciences Inc. (the “Issuer”) underlying 35,988 non-qualified options exercisable for Common Stock (“Stock Options”).

(2) Based on 51,474,570 shares of Common Stock outstanding as of September 1, 2021, as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on September 13, 2021, plus 149,983 shares of Common Stock that were issued upon exercise of warrants as described in Item 5 herein.

CUSIP No. 50015M109	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 14,717,292 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 14,717,292 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,717,292 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 35,988 shares of Common Stock underlying 35,988 Stock Options.

(2) Based on 51,474,570 shares of Common Stock outstanding as of September 1, 2021 as reported in the Issuer’s Schedule 14A filed with the SEC on September 13, 2021, plus 149,983 shares of Common Stock that were issued upon exercise of warrants as described in Item 5 herein.

CUSIP No. 50015M109	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 14,717,292 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 14,717,292 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,717,292 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 35,988 shares of Common Stock underlying 35,988 Stock Options.

(2) Based on 51,474,570 shares of Common Stock outstanding as of September 1, 2021 as reported in the Issuer’s Schedule 14A filed with the SEC on September 13, 2021, plus 149,983 shares of Common Stock that were issued upon exercise of warrants as described in Item 5 herein.

CUSIP No. 50015M109	Page 5 of 11 Pages

1.		NAMES OF REPORTING PERSONS Julian C. Baker
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 14,717,292 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 14,717,292 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,717,292 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5% (1)(2)
14.		TYPE OF REPORTING PERSON* IN, HC

(1) Includes 35,988 shares of Common Stock underlying 35,988 Stock Options.

(2) Based on 51,474,570 shares of Common Stock outstanding as of September 1, 2021 as reported in the Issuer’s Schedule 14A filed with the SEC on September 13, 2021, plus 149,983 shares of Common Stock that were issued upon exercise of warrants as described in Item 5 herein.

Amendment No. 7 to Schedule 13D

This Amendment No. 7 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 5 are incorporated herein, by reference.

ITEM 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 7 are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock (“Common Stock”) of Kodiak Sciences Inc. (the “Issuer”) directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons.

Holder	Common Stock
667, L.P.	1,154,578
Baker Brothers Life Sciences, L.P.	13,526,726
Total	14,681,304

On September 29, 2021, 667 and Life Sciences exercised warrants to acquire 11,184 shares and 138,815 shares, respectively, of Common Stock at an exercise price of $0.01 per share, with such warrants having an expiration date of August 11, 2022 (the “2022 Warrants”). 667 and Life Sciences exercised the 2022 Warrants on a cashless basis resulting in the Issuer withholding 2 and 14, respectively, of the 2022 Warrant shares in lieu of paying the exercise price in cash and issuing to 667 and Life Sciences the remaining 11,182 and 138,801 shares of Common Stock, respectively.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Felix J. Baker, a managing member of the Adviser GP, currently serves on the Issuer’s Board of Directors (the “Board”). He is Chair of the Compensation Committee and serves on the Nominating/Governance Committee. Felix J. Baker, as compensation for his service on the Board, receives non-qualified stock options to purchase shares of Common Stock of the Issuer (“Stock Options”). Felix J. Baker holds 24,747 vested Stock Options that have an exercise price of $10.13 per share and expire on June 2, 2029, 4,135 vested Stock Options that have an exercise price of $62.50 per share and expire on June 7, 2030, 7,106 vested Stock Options that have an exercise price of $54.12 per share and expire on June 29, 2030, and 7,368 Stock Options which were granted on June 30, 2021, have an exercise price of $93.00 per share, expire on June 29, 2031, and which will vest on the earlier of June 30, 2022 or one day prior to the next annual meeting of the Issuer’s stockholders. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

(c) The following transactions in the Issuer’s Common Stock were effected by Life Sciences during the sixty days preceding the filing of this statement using its working capital. All purchase transactions were effected in the open market directly with a broker-dealer. Except as disclosed herein, none of the Reporting Persons nor their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share	Footnote
Baker Brothers Life Sciences, L.P.	8/11/2021	3,723	Purchase	84.3903	1
Baker Brothers Life Sciences, L.P.	8/11/2021	600	Purchase	85.7229	2
Baker Brothers Life Sciences, L.P.	8/11/2021	44,700	Purchase	86.0734	3
Baker Brothers Life Sciences, L.P.	8/11/2021	4,500	Purchase	87.9978	4
Baker Brothers Life Sciences, L.P.	8/12/2021	300	Purchase	85.5800
Baker Brothers Life Sciences, L.P.	8/12/2021	4,600	Purchase	86.4447	5
Baker Brothers Life Sciences, L.P.	8/12/2021	6,086	Purchase	88.0109	6
Baker Brothers Life Sciences, L.P.	8/13/2021	21,595	Purchase	88.5870	7
Baker Brothers Life Sciences, L.P.	8/13/2021	16,269	Purchase	88.7588	8
Baker Brothers Life Sciences, L.P.	8/13/2021	400	Purchase	88.8150
Baker Brothers Life Sciences, L.P.	8/17/2021	400	Purchase	84.8025	9
Baker Brothers Life Sciences, L.P.	8/17/2021	7,764	Purchase	85.9522	10
Baker Brothers Life Sciences, L.P.	8/18/2021	12,898	Purchase	87.7890	11
Baker Brothers Life Sciences, L.P.	8/18/2021	8,186	Purchase	87.9134	12
Baker Brothers Life Sciences, L.P.	8/18/2021	1,100	Purchase	88.1650
Baker Brothers Life Sciences, L.P.	8/18/2021	400	Purchase	89.6563	13
Baker Brothers Life Sciences, L.P.	8/19/2021	2,968	Purchase	86.9385	14
Baker Brothers Life Sciences, L.P.	8/19/2021	4,649	Purchase	87.0710	15
Baker Brothers Life Sciences, L.P.	8/19/2021	2,396	Purchase	87.4821	16
Baker Brothers Life Sciences, L.P.	8/19/2021	73,635	Purchase	87.6141	17
Baker Brothers Life Sciences, L.P.	9/7/2021	5,300	Purchase	92.8829	18
Baker Brothers Life Sciences, L.P.	9/7/2021	52,201	Purchase	93.3497	19
Baker Brothers Life Sciences, L.P.	9/15/2021	30,285	Purchase	94.3842	20
Baker Brothers Life Sciences, L.P.	9/15/2021	400	Purchase	94.4775	21
Baker Brothers Life Sciences, L.P.	9/16/2021	1,153	Purchase	94.5918	22
Baker Brothers Life Sciences, L.P.	9/30/2021	86,932	Purchase	95.8286	23

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at a prices ranging from $84.23 to $84.88. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $84.91 to $85.89. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $85.52 to $86.45. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $87.99 to $88.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $86.04 to $87.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $87.32 to $88.25. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $88.30 to $88.90. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $88.41 to $89.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $84.69 to $84.92. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $85.86 to $86.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $87.52 to $88.37. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(12) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $87.75 to $88.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(13) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $89.61 to $89.73. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(14) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $86.70 to $87.10. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(15) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $86.59 to $87.45. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(16) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $87.20 to $87.67. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(17) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $87.11 to $88.10. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(18) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $92.86 to $92.90. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(19) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $93.00 to $93.92. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(20) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $93.81 to $94.64. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(21) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $94.46 to $94.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(22) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $94.45 to $94.73. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(23) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $95.15 to $95.98. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 5 regarding the exercise of the 2022 Warrants is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2021

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker